Exhibit (a)(1)(c)

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED

OFFER TO EXCHANGE OPTIONS

ELECTION FORM FOR NON-DISCOUNT OPTIONHOLDERS

Before signing this election form, please make sure you have received, the documents that make up this offer, including: (1) the Offer to Exchange Stock Options Granted Between February 1, 2007 and July 1, 2008 for New Options (referred to as the offer to exchange); (2) this election form; (3) the withdrawal form; and (4) the e-mail from Richard K. Williams, dated September 11, 2008. The offer is subject to the terms of these documents as they may be amended. The offer provides eligible optionholders who hold eligible stock options the opportunity to exchange these options for new options with exercise prices no less than the fair market value of our common stock on the date of grant. This offer expires at 8:00 p.m., Eastern Time, on October 9, 2008 unless extended. PLEASE FOLLOW THE INSTRUCTIONS ATTACHED TO THIS FORM.

In accordance with the terms outlined in the offer documents, the number of new options you receive will be the same as the number of old options exchanged and will have a maximum term as set forth in Section 9 of the offer to exchange. Each new option will begin to vest when issued and will be scheduled to vest at a rate of 25% after one year and 6.25% every three months thereafter. Vesting on any date is subject to your continued employment with Advanced Analogic Technologies Incorporated (“AnalogicTech”) or one of its subsidiaries through each relevant vesting date. You will lose your rights to all exchanged options that are cancelled under the offer. Your options tendered for exchange will not be accepted and you will not receive new options if your employment with AnalogicTech or one of its subsidiaries ends for any reason before the date that the new options are issued.

BY PARTICIPATING, YOU AGREE TO ALL TERMS OF THE OFFER AS SET FORTH IN THE OFFER DOCUMENTS.

If you would like to participate in this offer, please indicate your election by checking the box below and completing and signing this election form. Please be sure to follow the instructions, which are attached.

You may withdraw this election by submitting a properly completed and signed withdrawal form prior to the expiration date which will be 8:00 p.m., Eastern Time, October 9, 2008 unless extended.

☐	Yes, I wish to tender ALL of my eligible options for exchange.

☐	Yes, I wish to participate in the offer but I only wish to tender my eligible options listed below:

Grant Number	Grant Date	Exercise Price	Total Number of Unexercised Shares Subject to the Option (Shares to Be Cancelled)

☐	I have attached an additional sheet listing my name and any additional grants I wish to cancel.

All of these options will be irrevocably cancelled on October 9, 2008.

Employee Signature

Employee Name (Please print)	E-mail Address	Date and Time

RETURN TO STOCK ADMIN NO LATER THAN 8:00 P.M., EASTERN TIME,

ON OCTOBER 9, 2008 BY FAX (Fax # (408) 716-2539), BY E-MAIL PDF (e-mail:

stockadmin@aati.com) OR BY HAND DELIVERY

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED

OFFER TO EXCHANGE OPTIONS

INSTRUCTIONS TO THE ELECTION FORM FOR NON-DISCOUNT OPTIONHOLDERS

FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1.	Delivery of Election Form.

A properly completed and signed original of this election form (or a facsimile of it) must be received by Stock Admin by hand delivery at our main offices at 3230 Scott Boulevard, Santa Clara, CA 95054 U.S.A., via e-mail PDF to stockadmin@aati.com or via fax at fax number (408) 716-2539, on or before 8:00 p.m., Eastern Time, on October 9, 2008, unless extended (referred to as the expiration date).

The delivery of all required documents, including election forms, is at your risk. Delivery will be deemed made only when actually received by AnalogicTech. You may hand deliver your election form to Stock Admin at our main offices at 3230 Scott Boulevard, Santa Clara, CA 95054 U.S.A., you may e-mail a PDF to Stock Admin at stockadmin@aati.com or you may fax it to Stock Admin at fax number (408) 716-2539 . In all cases, you should allow sufficient time to ensure timely delivery.

Our receipt of your election form is not by itself an acceptance of your options for exchange. For purposes of the offer, we will be deemed to have accepted options for exchange that are validly tendered and not properly withdrawn as of when we give oral or written notice to the optionholders generally of our acceptance for exchange of such options, which notice may be made by press release, e-mail or other method of communication.

AnalogicTech will not accept any alternative, conditional or contingent tenders. By signing this election form, you waive any right to receive any notice of the receipt of the tender of your options, except as provided for in the offer to exchange. Any confirmation of receipt sent to you will merely be a notification that we have received your election form and does not mean that your options have been cancelled. Your options that are accepted for exchange will be cancelled on the same day as the expiration of the offer, which cancellation is currently scheduled to be October 9, 2008.

2.	Withdrawal and Additional Tenders.

Tenders of options made through the offer may be withdrawn at any time before 8:00 p.m., Eastern Time, on October 9, 2008, unless the offer is extended. If AnalogicTech extends the offer beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. In addition, although AnalogicTech currently intends to accept your validly tendered options promptly after the expiration of the offer, if we have not accepted your options by 8:00 p.m., Eastern Time, on October 9, 2008, you may withdraw your tendered options at any time thereafter. To withdraw tendered options you must hand deliver (Advanced Analogic Technologies Incorporated, 3230 Scott Boulevard, Santa Clara, CA 95054 U.S.A.) e-mail PDF (e-mail: stockadmin@aati.com) or fax (fax number: (408) 716-2539) a signed and dated withdrawal form, with the required information, to Stock Admin while you still have the right to withdraw the tendered options. You may not rescind any withdrawal and any eligible options withdrawn will be deemed not properly tendered for purposes of the offer, unless you properly re-elect to exchange those options before the expiration date. To re-elect to exchange some or all of your withdrawn options, you must submit a new election form to Stock Admin before the expiration date by following the procedures described in these instructions. Your new election form must include the required information regarding all of the options you want to exchange and must be signed and clearly dated after the date of your original election form and any withdrawal form you have submitted. Upon the receipt of such a new, properly filled out, signed and dated election form, any previously submitted election form or withdrawal form will be disregarded and will be considered replaced in full by the new election form. You will be bound by the last properly submitted election form or withdrawal form we receive prior to the expiration date.

If you do not wish to withdraw any options from the offer, but would like to elect to tender additional eligible options for exchange, you must submit a new election form to Stock Admin before the expiration date by following the procedures described in these instructions. This new election form must be signed and dated after your original election form. It must be properly completed and it must list all of the eligible options you wish to tender for exchange. Upon the receipt of such a new, properly filled out, signed and dated election form, any previously submitted election form or withdrawal form will be disregarded and will be considered replaced in full by the new election form. You will be bound by the last properly submitted election form or withdrawal form we receive prior to the expiration date.

3.	Inadequate Space.

If the space provided in this election form is inadequate, the information requested by the table on this election form regarding the options to be tendered should be provided on a separate schedule attached to this election form. Print your name on this schedule and sign it. The schedule should be delivered with the election form, and will thereby be considered part of this election form.

4.	Tenders.

If you intend to tender options through the offer, you must complete the table on this election form by providing the following information for each option grant that you intend to tender:

•	grant number;

•	grant date;

•	exercise price; and

•	the total number of unexercised shares subject to the option.

As more fully set forth in the offer to exchange, you may pick and choose which of your outstanding option grants you wish to exchange. Please note however, that AnalogicTech will not accept partial tenders of option grants unless that option grant is covered by a domestic relations order (or comparable legal document as the result of the end of a marriage). This means that you may not elect to exchange only some of the shares covered by an option grant. Accordingly, you may elect to exchange all or none of the unexercised shares subject to an eligible option grant you elect to exchange. If an eligible option is subject to a domestic relations order (or comparable legal document as the result of the end of a marriage), only the portion beneficially owned by the eligible optionholder may be tendered in the offer to exchange; such portion must be tendered for all remaining outstanding shares.

5.	Signatures on this Election Form.

If this election form is signed by the holder of the options, the signature must correspond with the name as written on the face of the option agreement or agreements to which the options are subject without alteration, enlargement or any change whatsoever. If your name has been legally changed since your option agreement was signed, please submit proof of the legal name change.

If this election form is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person should so indicate when signing, and proper evidence satisfactory to AnalogicTech of the authority of that person to act in that capacity must be submitted with this election form.

6.	Other Information on This Election Form.

In addition to signing this election form, you must print your name and indicate the date and time at which you signed. You must also include a current e-mail address.

7.	Requests For Assistance or Additional Copies.

Any questions or requests for assistance, as well as requests for additional copies of the offer to exchange or this election form may be directed to Stock Admin at our main offices at 3230 Scott Boulevard, Santa Clara, California 95054 U.S.A., telephone number (408) 330-1629. Copies will be furnished promptly at AnalogicTech’s expense.

8.	Irregularities.

We will determine, in our discretion, all questions as to the form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any election form or any options elected to be exchanged that we determine are not in appropriate form or that we determine are unlawful to accept. We will accept all properly tendered options that are not validly withdrawn. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any tender of any particular options or for any particular optionholder, provided that if we grant any such waiver, it will be granted with respect to all optionholders and tendered options. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering optionholder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any notice. This is a one-time offer, and we will strictly enforce the election period, subject only to an extension that we may grant in our discretion.

Important: The election form (or a facsimile copy of it) together with all other required documents must be received by Stock Admin, on or before 8:00 p.m., Eastern Time, on October 9, 2008.

9.	Additional Documents to Read.

You should be sure to read the offer, all documents referenced therein, and the e-mail from Richard K. Williams, dated September 11, 2008, before deciding to participate in the offer.

10.	Important Tax Information.

If you are subject to tax in the United States, you should refer to Section 14 of the offer, which contains important federal income tax information. If you are subject to tax and social insurance contributions outside the U.S., we refer you to Section 15, as well as Schedule B, which contains information on the tax and social insurance contribution consequences of participating in the offer. We also recommend that you consult with your personal advisors before deciding whether or not to participate in this offer.

11.	Acknowledgement and Waiver.

By accepting this offer, you acknowledge that: (1) your acceptance of the offer is voluntary; (2) your acceptance of the offer and the grant of new options does not create any contractual or other right to receive future options, other than the new options, or benefits in lieu of new options; (3) the 2005 Equity Incentive Plan is established voluntarily by AnalogicTech and is discretionary in nature; (4) your right to participate in the offer is an extraordinary item offered by AnalogicTech which is outside the scope of your employment contract, if any; (5) your acceptance of the offer shall not create a right to further employment with your employer and shall not interfere with the ability of your employer to terminate your employment relationship at any time with or without cause; (6) no claim or entitlement to compensation or damages arises from the termination of the exchanged options or diminution in value of the new options or the underlying shares; (7) the future value of AnalogicTech’s shares is uncertain and cannot be predicted with certainty; and (8) the offer, the exchanged options and the new options are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments.

12.	Data Privacy Waiver.

Should you elect to participate in the offer, you explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of your personal data as described in this election form by and among, as applicable, AnalogicTech and its subsidiaries for the exclusive purpose of implementing and administering your participation in the offer.

You understand that AnalogicTech and its subsidiaries may hold certain personal information about you, including, but not limited to, your name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the company, details of all options awarded, canceled, exercised, vested, unvested or outstanding in your favor, for the exclusive purpose of implementing and administering the Plan (“Data”).

You understand that the recipients of the Data may be located in the United States or elsewhere, and that the recipients’ country (e.g., the United States) may have different data privacy laws and protections than your country. You authorize the company, any stock plan broker or administrator and any other possible recipients which may assist the company (presently or in the future) with implementing and administering the offer to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing and administering your participation in the offer.